DB

19010560

Securities and Exchange Commission
Trading and Markets

MAY 30 2019

RECEIVED

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crito Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Wright Street, Suite 107
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Attanasio (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael, Sanders, Goldberg, Nikpour, Cohen & Sullivan CPA'S
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Theodore J. Gillman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crito Capital LLC, as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JONIDA RISTA
Notary Public
Connecticut
My Commission Expires Jun 30, 2022

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crito Capital LLC

Statement of Financial Condition
With

Report of Independent Registered Public Accounting Firm

For the Year Ended March 31, 2019

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Crito Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Crito Capital, LLC (the "Company") as of March 31, 2019, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Crito Capital, LLC as of March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
May 28, 2019

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CRITO CAPITAL LLC
March 31, 2019

Table of Contents

CRITO CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
March 31, 2019

ASSETS

ASSETS		
Cash	$	344,209
Accounts receivable, net of allowance for doubtful accounts - $20,866		193,702
Due from parent		70,041
Prepaid expenses and other assets		12,709
TOTAL ASSETS	$	620,661

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	211,214
Deferred revenue		10,000
		221,214
MEMBER'S EQUITY		399,447
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	620,661

The Accompanying Notes are an integral part of the Financial Statement

CRITO CAPITAL LLC
NOTES TO FINANCIAL STATEMENT
March 31, 2019

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Crito Capital LLC (the "Company") was formed as a limited liability company in Connecticut on May 23, 2011. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC") since November 20, 2012.

The Company is a wholly-owned subsidiary of Crito Holdings LLC, (the "Parent") and serves principally as a placement agent acting on behalf of fund managers in their funding efforts in the United States. The Company is approved by FINRA to conduct private placements and the sales of interests in private investment funds and hedge funds.

The Company is also engaged in providing "Chaperoning" services under SEC Rule 15a-6. Under SEC Rule 15a-6, the U.S. broker-dealer chaperones the activities of a foreign broker-dealer's business which is limited to giving advice on private placement services or M&A advisory to a U.S. institutional investor or a major U.S. institutional investor.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable
Accounts receivable are recorded at the invoiced amount. In estimating any required allowance for doubtful accounts, management considers historical losses adjusted to take into account current market conditions and the Company's customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its accounts receivable monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company maintains an allowance for doubtful accounts of $20,866 as of March 31, 2019, which represents known and inherent risks from customers. Based on the judgement of management this adequately provides for such losses.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments
The Company's financial instruments consists of cash, accounts and other receivables and accounts payable. The fair value of cash is based upon the year end bank balance. The fair value of receivables and accounts payable are estimated by management to approximate their carrying values at March 31, 2019.

Revenue Recognition
Effective April 1, 2018, the Company adopted FASB ASC 606, "Revenue from Contracts with Customers". The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Adoption of FASB ASC did not have a material impact on the Company's financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Success fees include fees earned as a marketing and solicitation agent for private placements, private investment funds and hedge funds. These fees are recognized when earned in accordance with the terms of their respective agreements. Fees derived from the placement of securities are earned when the placement is completed (the closing date of the transactions) and the income is reasonably determinable. Private placement fees derived from the sale of interests in private investment funds and hedge funds are earned when the sale is completed and the income is reasonably determinable.

The Company earns corporate advisory fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these fees are billed on a periodic basis representing the engagement services performed and nonrefundable. Revenue is recognized in the period billed, upon the completion of the Company's related performance obligations.

In all cases, revenue recognition is subject to collection being probable. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event that client engagements are terminated for other reasons.

<u>Income Taxes</u>
The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements.

The Company recognizes and measures unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. At March 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2019, the Company had net capital of $281,816, which was $267,060 in excess of its required net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital was .79 to 1. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

The Company does not handle cash or securities on behalf of customers. Therefore, the Company is exempt from the SEC Rule 15c3-3.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

<u>Cash</u>
The Company maintains principally all cash balances in one financial institution, which at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure of the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2019, the amount in excess of insured limits was $94,209.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK (CONTINUED):

Receivables and Revenue

At March 31, 2019, approximately 84% of the Company's receivables were owed from three customers. During the year ended March 31, 2019, approximately 48% of the Company's revenue was earned from two customers.

NOTE 5 – RELATED PARTY TRANSACTIONS

As of July 30, 2014, the Company has agreed to share fee revenues, with an affiliate under common ownership, from client engagements in which both entities play a role in establishing, developing, facilitating or maintaining a client relationship with investment managers or corporate issuers seeking to raise investment capital for one or more investment funds or vehicles. The allocation of fee revenues shall be addressed on an engagement-by-engagement basis, to be determined primarily based on the relative contributions and efforts expected to be made by each entity and its employees and agents. Any transaction between the entities is intended to follow the arm's length principle and will be consistent with the amount of profit earned by each entity had the transaction been executed between unrelated parties.

The affiliate is registered and authorized by the Financial Conduct Authority of the United Kingdom. The affiliate is a wholly-owned subsidiary of Crito Holdings LLC and also serves principally as a placement agent acting on behalf of fund managers in their funding efforts in the United Kingdom and elsewhere in Europe. The affiliate is considered to be a foreign broker-dealer under United States law. No revenues have been earned under this arrangement for the year ended March 31, 2019.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company operates at office facilities under a month to month lease. Rent expense for the year ended March 31, 2019 was $7,076.

The Company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, no guarantees and had not been named as defendant in any lawsuit at March 31, 2019 or during the year then ended.

NOTE 7 – SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through May 28, 2019, the date of which the financials were issued.